[redacted]

12013678

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trout Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway - Suite 903
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Stern, COO — 646-378-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/10

OATH OR AFFIRMATION

I, Lee Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trout Capital LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER WONG
NOTARY PUBLIC, STATE OF NY
NO. 01WO5068228
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 28, 2014

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure

Cornick Garber Sandler
Certified Public Accountants & Advisors

TROUT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Auditors' Report

To the Members
TROUT CAPITAL LLC

We have audited the accompanying statement of financial condition of TROUT CAPITAL LLC as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trout Capital LLC as at December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 12, 2012

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

TROUT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2011

ASSETS

Cash	$ 933,867
Investments	38,716
Accounts receivable	131,303
Prepaid expenses and taxes	18,352
Property and equipment (at cost, less $24,779 accumulated depreciation)	--
TOTAL	$ 1,122,238

LIABILITIES

Accounts payable and accrued expenses	$ 127,061
Due to affiliate	520,062
Total liabilities	647,123
Commitments	

MEMBERS' EQUITY

Members' equity	475,115
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,122,238

The notes to financial statements are made a part hereof.

TROUT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011

NOTE A - Nature of Business

Trout Capital LLC (the "Company") was formed as a limited liability company under the laws of New York State on November 13, 2003. The Company conducts business as a broker dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE B - Summary of Significant Accounting Polices

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. The Company has considered subsequent events through March 12, 2012, the date its financial statements became available for distribution, in evaluating its estimates and in the preparation of its financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2011, the Company exceeds that limit by approximately $649,000.

(Continued)

NOTE B - Summary of Significant Accounting Polices (Continued)

Investment Valuation

Although the Company does not trade for its own account, it may from time to time receive stock warrants as part of their compensation. The Company treats those investments as trading securities and recognizes income for the fair value of the securities received. The investments are fair valued again at the balance sheet date and the difference recognized as unrealized gain or loss. See Note C for a discussion of fair value measurements.

Accounts Receivable

Accounts receivable are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its clients. Management believes that all accounts at December 31, 2011 are fully collectible. Therefore, no allowance for doubtful accounts is deemed required at December 31, 2011.

Furniture and Equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Recognition/Business Activities

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, nor transact business in securities through a medium of any member of a national securities exchange. Accordingly, the Company is exempt from SEC Rule 15c-3-3 under Section (k)(2)(i).

Shared Operating Expenses

The Company shares various operating expenses with The Trout Group LLC, affiliated through common ownership. Operating expenses such as rent, utilities, office salaries, employee benefits and general office are allocated pursuant to an agreement between the parties. The agreement was amended effective January 1, 2008 (see Note F).

(Continued)

TROUT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011

NOTE B - Summary of Significant Accounting Polices (Continued)

Income Taxes

The Company has elected to be treated as a partnership for federal and state tax purposes and is responsible for California and New York State LLC fees, and New York City Unincorporated Business Taxes.

Generally accepted accounting principles clarifies the accounting for uncertainty income taxes recognized in the Company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2011, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. Years ended December 31, 2008, 2009, and 2010 remain open to examination by federal, state and local income tax authorities.

NOTE C - Fair Value Measurements

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

(Continued)

NOTE C - Fair Value Measurements (Continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

All of the Company's investments are warrants (see Note B) and involve Level 3 inputs. The Company calculates the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security.

	Beginning Balance	Purchases, Issuances and Settlements	Unrealized Losses Related to Assets Held at Year-end	Ending Balance
Common stock warrants:				
Biotechnology	$ --	$ 60,305	$ (21,589)	$ 38,716

NOTE D - Property and Equipment

Property and equipment as of December 31, 2011 consists of:

Cost:	
Furniture and fixtures	$ 8,515
Computer software	16,264
Total	24,779
Less accumulated depreciation	(24,779)
Net	$ --

Depreciation expense for the year ended December 31, 2011 was $3,624.

(Continued)

NOTE E - Members' Equity

Pursuant to an operating agreement, effective May 1, 2006, the Company created various classes of members:

Class A members are registered representatives of the Broker/Dealer and are entitled to an allocation of the profits of the Company. All Class A members are voting members of the Management Committee.

Class A members are entitled to a distribution based on gross commission revenue in addition to an allocation of the Company's profit.

Class B members are the original members, are nonvoting, and share only in the profit and loss of the Company.

Class C members become such upon the termination, resignation, death or disability of a Class A member. Class C members have a non-voting terminal profits interest in the Company. Currently, there are no Class C members.

An individual member may be both a Class A and a Class B member.

NOTE F - Related Party Transactions

Shared Expenses

As discussed in Note B, the Company has entered into an agreement with an affiliate, The Trout Group LLC, to share various operating expenses, including the base salaries for employees who qualify as registered representatives. The Company is totally responsible for the salaries of registered representatives above the base amount. Shared expenses for 2011 totaled $521,541.

Due Diligence

During 2011, The Trout Capital LLC also provided various services to the Company. At December 31, 2011 the total amount due to The Trout Group LLC was $520,062.

(Continued)

NOTE G - Net Capital

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2011, the Company's net capital exceeded the minimum requirement by $243,602. The ratio of aggregate indebtedness to net capital was 2.26 to 1.

NOTE H - Concentration

Currently, the Company deals exclusively with companies in the biotechnology industry.

SCHEDULE 2

TROUT CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2011

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

To the Members
Trout Capital LLC

In planning and performing our audit of the financial statements and supplemental schedule of Trout Capital LLC (the "Company") as of and for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure..

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

To the Members
Trout Capital LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 12, 2012